Advanced Series Trust
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

May 1, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:     Definitive Proxy Statement on Schedule 14A

To the Securities and Exchange Commission:

On behalf of Advanced Series Trust (the “Trust”), pursuant to Regulation 14A under the Securities Act of 1934, transmitted herewith for filing with the Securities and Exchange Commission (the “SEC”) is a definitive proxy statement on Schedule 14A (the “Proxy Statement”) to be sent to shareholders of record of the following portfolios (the “Portfolios”) of the Trust:

•      AST Advanced Strategies Portfolio

•      AST Aggressive Asset Allocation Portfolio

•      AST Capital Growth Asset Allocation Portfolio

•      AST Conservative Asset Allocation Portfolio

•      AST Preservation Asset Allocation Portfolio

The Proxy Statement was filed with the SEC in preliminary form on April 23, 2008.  Shareholders of record as of April 21, 2008 of the Portfolios will be requested to consider and act upon the following proposal (the “Proposal”) at joint special meetings (the “Meeting”) and to transact such other business as may properly come before the Meeting to be held June 23, 2008 or any adjournment thereof:

To approve a subadvisory agreement among Prudential Investments LLC (“PI”),  AST Investment Services, Inc. (“AST Investment” and with PI, collectively, the “Manager”) and each of Quantitative Management Associates LLC (“QMA”), Prudential Investment Management, Inc. (“PIM”) and Jennison Associates LLC (“Jennison) (each, a “Subadviser,” and collectively, the “Subadvisers”) for each of the Portfolios.

This letter is intended to respond to telephone comments given by Ms. Sally Samuel of the SEC staff  (the “Staff”) to Ms. Katherine Feld of Prudential Investments LLC on April 29, 2008.  The Staff’s comments and Registrant’s responses are set forth below.

1.             Comment

The last sentence of the first paragraph under the caption, “The Proposal” on page 4 of the proxy statement, and the sentence following the bullet points under the caption “Terms of the Proposed Subadvisory Agreement Between PI, QMA, PIM and Jennison” on page 6, reads, “The Proposed Subadvisory Agreement in substantially final form is attached as Exhibit A.”  Revise the sentence to delete “substantially”.

Response

Requested revision has been made in both places.

2.             Comment

Under the caption “Proposed Subadvisers,” add the address of Prudential Investment Management, Inc. (“PIM”) and Prudential Financial, Inc.

Response

Requested disclosure has been made.

3.             Comment

In the second paragraph under “The Proposed Subadvisory Agreement” on page 4, further explain the potential benefits to the shareholders if they approve the Proposed Subadvisory Agreement.

Response

Disclosure has been added at the end of the paragraph that, “The Manager believes that shareholder approval of the Proposed Subadvisory Agreement will benefit the Portfolios and their shareholders by permitting the Manager to utilize the additional resources and talents of any of QMA, Jennison or PIM in managing any of the Portfolios, subject to Board approval of Jennison or PIM.”

4.             Comment

In the last paragraph under “Terms of the Proposed Subadvisory Agreement Between PI, QMA, PIM and Jennison,” on page 6, explain that the Manager has discretion, subject to Board approval, to utilize either PIM or Jennison to provide services under the Proposed Subadvisory Agreement in the future without the expense of further shareholder approval, with no fees paid to PIM or Jennison under the Proposed Subadvisory Agreement unless services are provided by PIM or Jennison, respectively, under the Proposed Subadvisory Agreement.

Response

Requested revisions have been made.

5.             Comment

Under “Additional Information,” disclose the fees paid by the Manager to the current subadvisers of AST Advanced Series Trust for the most recent fiscal year ended December 31, 2007.

Response

Requested disclosure has been made.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement, (ii) SEC staff comments or changes to disclosure in the Proxy Statement in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Proxy Statement; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Katherine P. Feld
Katherine P. Feld

cc: Ms. Sally Samuel (SEC Staff)
Christopher Palmer, Esq.  (Goodwin Procter LLP)